June 8, 2007

Via Facsimile, EDGAR and  Mail
------------------------  ----
Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

         Re:  Bonso Electronics International Inc.

Dear Ms. Lochhead:

     This letter is in response to your letter dated May 25, 2007 ("Letter"), which relates to the Form 6-K for the Third Quarter ended December 31, 2006, filed on March 13, 2007 with the United States Securities and Exchange Commission ("SEC"). The responses below have been numbered to correspond to the numbering used in the Letter.

     Consolidated Balance Sheet, page 3
     ----------------------------------

     1. In future filings, please remove the heading "audited" from the balance sheet, as full audited financial statements as required by U.S. GAAP are not provided.

     Bonso's management has reviewed this comment and will address the comment in its future filings.

     Consolidated Income Statement, page 5
     -------------------------------------

     2. We see that you incurred net losses in the three month periods ended December 31, 2006 and 2005. Under SFAS 128 you should not increase basic weighted average shares for potentially dilutive securities when the effect is anti-dilutive. In future filings, please exclude anit-dilutive instruments from earnings per share calculations in periods when the affect is anti-dilutive.

     Bonso's management has reviewed this comment and will address the comment in its future filings.

Ms. Kristin Lochhead, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549


     Three month period ended December 31, 2006 compared to the three month period ended December 31, 2005, page 7
     -----------------------------------------------------------------------

     Other income, page 8,

     3. We reference the disclosure that the other income (loss) during the three months ended December 31, 2005 was caused by the "reclassification of scrape sale for disclosure purposes." Please tell us how you are accounting for scrape sales and the nature of the reclassification for disclosure purposes.

     The reclassification is to response to your comment #1 as stated in your letter dated March 15, 2005. In our response to you dated April 15, 2005, we have considered your Comment and believe that the sales of scrape materials should have been classified as operating income. Since then, we have classified all scrape sale as operating income.



     We understand that:

     o Bonso is responsible for the adequacy and accuracy of the disclosure in the filings;

     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

     o Bonso may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                                                     Very truly yours


                                                     /s/  Cathy Kit Teng Pang
                                                     ---------------------------
                                                          Cathy Kit Teng Pang
                                                          CFO